2025 REPORT

My Panda


my panda
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LETTER

Dear investors,

This past year has been one of both challenge and clarity. We've continued to see just how real the problem is that we're solving—people are overwhelmed, stretched thin, and looking for meaningful support in their daily lives. That belief you had when you first invested in My Panda—that we could build something that truly helps people feel more supported and human—has only strengthened.

At the same time, we've had to navigate the realities of building with limited resources. Growth hasn't been as fast as we aimed for, and we've faced some operational and technical hurdles along the way. But through that, we've gained something incredibly valuable: focus. We now have a much clearer understanding of where we win, who

we serve best, and how we scale.

We're especially excited about the momentum behind My Panda for Business and the development of our Virtual Village model, which opens the door for national reach without losing the personal, community-driven experience that makes My Panda special.

Thank you for believing in this mission and for being part of this journey. We're building something that matters—and we're just getting started.

We need your help!

We'd love our investors' support in three key areas:

Warm introductions to HR leaders, founders, or companies who may benefit from offering My Panda as an employee perk

Customer referrals—busy professionals, especially working parents, who could benefit from ongoing support

Strategic connections to product, growth, or technical talent as we evolve our platform and expand the Virtual Village

Sincerely,

Tamara V Lucas

CEO

How did we do this year?

REPORT CARD



B-

☺ The Good

Validated strong demand for My Panda across both consumers and B2B employee benefit programs.

Grew brand awareness and community engagement with working women and busy families.

Advanced Virtual Village model to enable scalable, nationwide support beyond local markets.

☹ The Bad

Revenue growth lagged behind goals due to limited team capacity and resources.

Tech transition and product delays slowed progress on key platform improvements.

Customer activation and repeat usage rates were lower than target benchmarks.

2025 At a Glance

January 1 to December 31



$274,453 +32%

Revenue



-$79,392

Net Loss



$62,920 [27%]
Short Term Debt



$103,703
Raised in 2025



$3,723
Cash on Hand
As of 03/24/26

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$274,453

$208,129

-$107,229

-$79,392

2024   2025

Net Margin: -29%   Gross Margin: 43%   Return on Assets: -1,252%   Earnings per Share: -$0.07

Revenue per Employee: $274,453   Cash to Assets: 54%   Revenue to Receivables: ~

Debt Ratio: 3,124%

📄 MyPanda_Financial_Report_2023-2024.pdf   📄 My_Panda_-_2025_Financials_GAAP.xlsx

📄 Bamboo_Services__Inc._GAAP_Financial_Report_2025.docx.pdf

We ❤️ Our 144 Investors

Thank You For Believing In Us

Pete Rosskamm	Evan J SEGAL	Julie Hussey	Mario Cambardella	Roderick Herron	Chad Clark, MD
Tom Wright	Govind Ventures	Pramod Rustagi	Kacie Gordon	Jacqui Chew	Amanda F
Jenn Graham	Sherri Glass	Carrie Griffin	Anna Watkins	Kianna Session	L W
Marc Frankel	Jennifer Sparks	Kristin Unzicker	Helena Clemons	Victor Dufour	Happy Talks
Kerri O'Brien	Darin Meier	Alina Vandenberghe	Joseph Francis	Daniel Works	Cortney Boyd
Glenn Burney	Emily Ward	Kashi Sehgal	Kris Hall	Daniela Santangelo	Deana Griffin
Lynne Danielle...	Anna C	Morgan Greenleaf	Eileen Lee	Mary Ford	Susan Perlman
Shelli Pavone	Nicole Barton	Angela Deokar	Anna Hamilton	Amin Shahid	Shannon O'Daniel
Connie Weber	Amy Marti	Elizabeth Holmes...	Suzanne Thompson	Jill Joyner	Patricia A POTTS
Seth Weiner	Mbgw Global Holdings	Rachel Braun	Amy Logan	Alyda Merritt	Marisa Vrooman
Tim Dorr	Jill Davis	Marcy Haight	Robert Davis	Benjamin Charity	Jeb Stewart
Seanrox Rox	Erika Santee	Emily Klein	Laurie Taglialatela	Tami Emory	Jenny Aiken
Jennifer Joyner	Reagan H Koski	Cynthia Wells	Danyelle L Lantz	Kiplyn Lewis	Denise Smith
Elizabeth Marvel	Leslie Taylor	Ari Esters	Adrianna Berlin	Laura Spriggs	Dana Russell
Shannon Goines	Amani Clemons	Connie Bridges	Carrie McKinnon	Seth Young	Caleb Edwards
Amanda Graves	Mark Mullinax	Marie Hunter	Rachel Weinthal	Rebecca Coleman	Ronald Jerry Frazer
Chad Patnode	Mike Jones	Jessica Hubley	James Gray III	Allyson Eman	Erik Hansen
Jessica Cusick-...	Rob Broadfoot	Katherine Falen	Carol Boender	Rhani Lott	Angela Fusaro
Deborah Chaney	Lauren Rosa Sangaline	Christine Vrooman	Melissa Powell	Sheraun Britton-Parris	Dennis Billings
Cindy Abel	Cade Joiner	Rachel Abdella	Jennifer Newell	Ar Raheem...	Loren Mount-O'Brien
Branca Ballot De...	Paula S Larson	Pranav Kumar Eranti	Ilan Arlin	Emma G.	Gwen Andrews
Michael Daurio	Amanda Styles	Ebony Respress	Emily Joyner Wilson	Tina Seetoo	Paula Nagarajan
Josh Wade	Sharon Golubic				

Thank You!

From the My Panda Team



Tamara V Lucas **in**

CEO

MSW with 20+ yrs experience in service, sales and management in the fine wine industry. Graduate of Emory's Start:ME program, City of Atlanta's Women's Entrepreneursh...



Jonathan Richter **in**

Head of Product

Founder and CEO of Winnona Partners, a custom software development and consulting company. Research Fellow - Th...



Chris Waterbury **in**

Lead Developer

CTO & Developer at Winnona Partners, a custom software development and consulting company. Previous founder an...



Anna Kanze Hamilton **in**

Operations and Strategy

MBA, Advisor on green job
creation & gender and racial
equity. Oversaw operations at
Croatan Institute. Launched...

Details

The Board of Directors

Director	Occupation	Joined
Tamara Vrooman Lucas	Founder, CEO @ Bamboo Services, DBA My Panda	2018

Officers

Officer	Title	Joined
Tamara Vrooman Lucas	CEO	2018

Voting Power ❓

Holder	Securities Held	Voting Power
Tamara Vrooman Lucas	628,889 Common	56.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2020	$25,000	Safe	Section 4(a)(2)
11/2020	$50,000		Section 4(a)(2)
05/2021	$1,278		Other
08/2021	$7,500		Other
06/2022	$35,793		Other
06/2022	$95,400	Common Stock	Regulation D, Rule 506(b)
06/2022	$60,000	Safe	Regulation D, Rule 506(b)
06/2022	$10,000	Safe	Regulation D, Rule 506(b)
06/2022	$20,000	Common Stock	Regulation D, Rule 506(b)
07/2022	$100,000		Section 4(a)(2)
06/2023	$15,000	Safe	Regulation D, Rule 506(b)

11/2023	$58,068		Other
11/2023	$31,682		Other
04/2024	$90,837		Other
04/2024	$60,375		4(a)(6)
05/2024	$25,000	Safe	Regulation D, Rule 506(b)
06/2025	$27,366		Other
11/2025	$76,337		4(a)(6)
01/2026	$38,860		Other
03/2026	$27,000		Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/22/2022	$100,000 ❓	5.0%	20.0%	$3,000,000	07/22/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA PPP Program ❓	05/14/2021	$1,278	$0 ❓	0.0%		
SBA EIDL ❓	08/25/2021	$7,500	$7,486 ❓	3.75%	05/19/2050	Yes
Amanda Farahany ❓	06/08/2022	$35,793	$33,589 ❓	10.0%		Yes
Stripe ❓	11/02/2023	$58,068	$17,629 ❓	0.0%		Yes
Tamara Lucas ❓	11/28/2023	$31,682	$31,682 ❓	0.0%		Yes
The Atlanta Development Authority d/b/a Invest Atlanta ❓	04/02/2024	$90,837	$90,837 ❓	3.0%	12/04/2029	Yes
Stripe ❓	06/25/2025	$27,366	$8,717 ❓	0.0%		Yes
Rapid Finance ❓	01/21/2026	$38,860	$34,276 ❓	%	06/21/2027	Yes
Headway Capital ❓	03/20/2026	$27,000	$27,216 ❓	58.78%	01/11/2027	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,500,000	1,111,111	Yes

Warrants: 0
Options: 123

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

If macro-economic conditions continue to prove challenging, we may struggle to acquire customers at the rate predicted.

Due to the marketplace model of our business, we are at risk of losing top providers and churning customers due to them working together outside of our systems.

Our projections for growth may not be reached if we cannot grow a strong sales process to get new companies and partners onboard as quickly as anticipated.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The availability of competent providers may vary as we scale into new markets or as the overall job market varies. Our acquisition costs may increase significantly to keep this side of the marketplace adequately supplied.

We are an early stage company, and have not yet been profitable. It is possible we will not become profitable until late in 2025.

Potential legal risks or liability issues from poor conduct or unintentional harm caused on the part of our providers.

If another public health or natural disaster happens, our model could be at risk given our in-person, high touch approach.

A new competitor could come on the market and reduce our market share for both customers and providers.

As we scale, it is crucial that we maintain our high level of service quality. This is at risk if we are not able to maintain our current culture as we expand.

Key person risk - as a solo founder, if the CEO is incapacitated or otherwise unavailable it would take time to get new leadership in place and up to speed.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;

to an accredited investor ❓ ;

as part of an offering registered with the U.S. Securities and Exchange Commission; or

to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;

the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

our results of operations, financial position and capital resources;

current business conditions and projections;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Bamboo Services, Inc.

Delaware Corporation
Organized June 2022
1 employees
621 North Avenue NE
Building D - Suite 310
Atlanta GA 30308 http://mypandaapp.com

Business Description

Refer to the My Panda profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

My Panda is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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